

Offering Statement for DCare Inc ("DCare")

DCare Inc ("DCare," dba "DiaspoCare," the "Company," "we," or "us"), a Minnesota S-Corp incorporated on 11/29/2021, is holding the following offering:

SAFE offering, convertible at an 80% discount rate upon next equity round.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000. The Company must reach its Target Offering Amount of $10,000 by July 31st, 2023 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally,

investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE

THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://diaspocare.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

DCare Inc

2147 University Ave W, Suite 105, St Paul, MN 55114

Eligibility

2. The following are true for DCare Inc:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>Employee Name and Title</u>

Serge Alain Wandji, Chief Executive Officer

Employee Background

Serge is a co-founder, President and CEO of DiaspoCare, LLC, a startup in healthcare delivery and digital payments. Serge was recently vice president of strategy, business development and innovation at Children's Hospitals and Clinics of Minnesota.

3-Year Work History

DiaspoCare/DCare, May, 2018 - Present

Children's Hospital, September 2019 - December 2020

Cargill, February 2010 - September 2019

Board and Directorships:

UzObi, January 2022 - Present

Agricycle Global, March 2018 - Present**Employee Name and Title**

Chief Executive Officer

<u>Employee Name and Title</u>

Jote Taddese, Chief Operations Officer, Chief Information Officer

Employee Background

Jote brings over 20-Years of experience as a customer-centric IT executive with proven outcomes of influencing, shaping and executing enterprise strategies that take data and translate into meaningful digital transformations which enable C-Suite business executives to incorporate new insights into their decision-making processes. He is a proven industry thought leader with many years in senior leadership roles with strategic accountabilities in the areas of Data Monetization, Enterprise Data Architecture and Digital Transformation capabilities. In addition to being a C-Suite strategic advisor, a board executive and a social entrepreneur, Jote is also a connector of individual strengths to make dreams come true by approaching every interaction as an opportunity to inspire others and look for what is possible versus focusing on the problem. He is a Lifetime-Learner, a Coach and a Mentor focused on fostering a culture of curiosity to inspire entrepreneurial spirit, innovation and co-creation in order to deliver meaningful business value in global and matrixed organizations.

3-Year Work History

DiaspoCare/DCare, May 2018 - Present

Optum, September 2021 - Present

University of St Thomas, 2021 - Present

Medtronic, 2014 - 2020

Board and Directorships:

African Diaspora Development Institute (ADDI) – June 2020 – Present

Prosperity Ready – March 2020 – Present

Books For Africa – January 2018 – Present

Employee Name and Title

Dr. Edwin Bokongo, Chief Medical Officer

Employee Background

Dr. Bokongo the the Medical Director and Lead Hospitalist at St. Francis Regional Medical Center in Shakopee, Minnesota, where he has practiced since 2007. Dr. Bokongo's compassionate and innovative approach to healthcare has been recognized by his patients, fellow clinicians and his peers. He was elected president of the Twin Cities Medical Society in 2013. He was further recognized by the Minnesota Medical Association, where he has served on the Board of Directors, as Secretary and Treasurer, and currently as Chairman of the Board. Dr. Bokongo's has been serving the healthcare needs of his community since he first began his career at the University of Nairobi, Kenya. As an innovative entrepreneur, he combines his day-to-day experience helping patients with his business insights derived from his industry leadership positions to provide unique insight to the healthcare startup community.

3-Year Work History

DiaspoCare/DCare, May 2018 - Present

Allina Health, October 2007 - Present

Board and Directorships

Minnesota Medical Association, September 2014 – Present

Employee Name and Title

Sean O'Neil, Chief Technical Officer

Employee Background

25 years experience in healthcare technology, having designed, built and implemented some of the largest and most complex healthcare systems in the world. Sean's deep experience in managed healthcare ranges from technology to the clinic and extends to business strategy. He currently leads the Artificial Intelligence solutions team at Optum Health. An expert in scaling systems, Sean is known for his role in rescuing the Healthcare.gov website from it's original, troubled launch and stabilizing it to enable 20+ million Americans to gain access to health insurance. Other large systems of note include his work on the 100,000 Genome project in the UK and the design and implementation of the National Genomics Information System for NHS England - the world's first end-to-end genomic test ordering service implemented at the point of care for an entire country. Sean's experience with healthcare in Africa dates back to 2012, where he opened his first pharmacies

in Ivory Coast. Utilizing extremely cheap Raspberry Pi mini-computers (less than $100 USD), Sean was able to bring digital healthcare management to remote areas of Africa.

3-Year Work History

DiaspoCare/DCare, May 2018 - Present

Optum, November 1996 – Present

<u>**Employee Name and Title**</u>

Mike Essien, Chief Legal Counsel

Employee Background

Mike Essien is an intellectual property and business attorney and a Principal at Essien Law Office PLLC. Prior to becoming a lawyer, he worked as a product development engineer at 3M, and is named inventor on two U.S. patents. His bachelor's in chemical engineering is form University of Oklahoma in Norman, Oklahoma and his Juris Doctorate is from Mitchell Hamline College of Law in Saint Paul, Minnesota. He is currently the Board President of Books For Africa, and also serves as board president for the Association of Nigerian Engineers in Minnesota. Mike also does consulting on research and development for several international institutes and is an Assistant Professor of Business Law at University of Wisconsin, Stout.

3-Year Work History

DiaspoCare/DCare, May 2018 - Present

University of Wisconsin Stout, August 2014 - Present

Essien Law Office, April 2010 - August 2021

Board and Directorships

Books for Africa, 2008 – Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being

"beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

<u>Principal Security Holder Name</u>

Serge Alain Wandji

Securities

1,555,367

Security Class

Class A

Voting Power

22.22%

<u>Principal Security Holder Name</u>

Mike Essien

Securities

915,318

Security Class

Class A

Voting Power

13.08%

<u>Principal Security Holder Name</u>

Sean O'Neil

Securities

1,264,932

Security Class

Class A

Voting Power

18.07%

Principal Security Holder Name

Fabien Edjou

Securities

454,545

Security Class

Class A

Voting Power

6.49%

Principal Security Holder Name

Edwin Bokongo

Securities

968,397

Security Class

Class A

Voting Power

13.83%

Principal Security Holder Name

Brittany Drury

Securities

478,268

Security Class

Class A

Voting Power

6.83%

Principal Security Holder Name

Jote Tadesse

Securities

1,363,170

Security Class

Class A

Voting Power

19.47%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The founders of DiaspoCare created their platform in 2018 to solve the problems they faced with taking care of their loved ones back home. They created a fintech platform where they could control micropayments directly to the healthcare service providers, ensuring that remitted funds were spent as intended. Starting with pharmacies, their fintech platform now services a range of both healthcare and other services, such as life insurance. Onboarding of new service providers and new service offerings has accelerated in 2022, showing the extensibility and flexibility of the platform. As of May 2022, DiaspoCare now connects the Diaspora with pharmacies, clinics, hospitals, medical specialists, telemedicine, second opinion, health insurance, life insurance, and repatriation of remains insurance.

The business model is two-sided, with commissions and fees being collected on either the service provider side or the consumer side. Furthermore, because of the international currency exchange nature of their financial products, there is additional revenue generated for DiaspoCare because of the exchange. Wrapping together their entire portfolio is their Care Management and Concierge services, an additional revenue source, which provides further peace of mind through "high touch" coordination of services for the loved ones that the Diaspora are caring for back home. The short-term business plan of DiaspoCare is to continue to accelerate the growth of their user base, both on the service provider side and the consumer side through expansion of their marketing efforts and direct outreach. This business plan expands over time to include more countries in Africa, Asia and Latin America, and more products and services for any of the needs of the world's diaspora and migrant communities.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of

indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to

quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the

Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as

quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Title of Risk

Low adoption by customers

Description of Risk

The risk exists that fewer than projected payers would signup on the platform to support their family's healthcare's needs. We are focusing initially on customers who support family members with chronic diseases offering them value added services so that profitability can be achieved without large numbers of users.

Such value added services also include a second opinion tele-consultation linking African specialist doctors in the EU and EU/Canada with primary care doctors in Africa.

We have also diversified our product strategy, as a platform, we are onboarding not just pharmacists and clinics but also dentists, insurance companies and other healthcare vendors which products and services are in demand.

Title of Risk

Cyber security risk

Description of Risk

As a platform with a fintech core business we could be vulnerable to cyber attacks targeting customer financial data. To mitigate that risk, we do not store credit card information on our platform but rather on Stripe.

The Offering

Minimum Amount of the Securities Offered	10,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	10,000
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	124,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	124,000
Price Per Security	$1.00 - SAFE
Minimum Individual Purchase Amount	$1,000
Offering Deadline	July 31st, 2023
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

DCare Inc ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $124,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
User recruitment	40%	$4,000	40%	$49,600
Healthcare provider onboarding	10%	$1,000	10%	$12,400
Business Development & Operations	30%	$3,000	30%	$37,200
Technology Development & Maintenance	20%	$2,000	20%	$24,800
Total	100%	$10,000	100%	$124,000

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions

will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

SAFE offering with option to convert with a discount rate of 80%.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

No. SAFEs do not represent current equity stakes in the company so do not have voting rights similar to common stock.

14. Are there any limitations on any voting or other rights identified above? See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common	10,000,000	8,000,000	1,000,000	N/A	Yes

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Yes, the securities being offered are a SAFE. This means investors do not receive equity immediately upon completion of their investment. Instead, they receive the promise of future equity if certain events described in the subscription agreement occur.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Sean O'Neil	$200,000	5%	June 2024
Pinnacle Bank	$145,060.39	15.24%	October 1 , 2028

24. What other exempt offerings has the Company conducted within the past three years?

None.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount

of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. Any immediate family members of any of the foregoing persons.

No.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes, our products have been in full public operations since May, 2021. After incorporating in May 2018, DiaspoCare began development of our technology platform, which went into limited pilot operations the following year as we continued to test, refine and enhance our offering. For the following two years, DiaspoCare expanded into three countries: Kenya, Ghana and Nigeria. Our service provider network has expanded to over 600 pharmacies and 230 clinics and hospital systems. Because our technology platform allows for quick onboarding of new service offerings, we now offer access to telemedicine, second medical opinion, health insurance and life insurance, in addition to our initial capabilities for pharmacy and clinic services.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

DiaspoCare has been fully funded through contributions of the founders. It services one external loan with Pinnacle Bank with an outstanding balance of $150,702 as of 7/02/2022. Total common stock is 10,000,000 shares. Founders control 80% of common stock. Option equity allocated totals 10% of common stock. The remaining 20% of common stock is unallocated. Founders also retain convertible loan notes totaling $300,000. In the first four months of 2022, DiaspoCare's operations have accelerated significantly. Transaction counts increased 60%, user accounts grew 50%, beneficiaries on the platform increased 70%, pharmacies increased 20% and clinics have over tripled in number. External partnership contracts have rapidly accelerated, with three new service providers onboarding in 2022 (telemedicine, medical second opinion, life insurance).

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the

issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i. At the time of the filing this offering statement bars the person from:
      1. Association with an entity regulated by such commission, authority, agency or officer?
      2. Engaging in business of securities, insurance, or banking?
      3. Engaging in savings association or credit union activities?

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation

or future violation of:

i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?

ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

DCare Inc answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

<u>Governance:</u>

Articles of Incorporation:
See Attachment.

Corporate Bylaws:
See Attachment.

Opportunity:

Offering Page: See Exhibit B

Financials:

See Exhibit A

Subscription Agreement:

See Exhibit C

Exhibit A

Financial Statements

I hereby certify that the financial statements provided for DCare Inc and notes thereto for the periods provided included in this Form C Offering Statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

Financial information certified by this principal executive officer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule 227.201(bb).

In WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date signed.

Michael Sean O'Neil

8/18/2022



Management Report

DiaspoCare
for the period ended 12/31/2022

Prepared by
inDinero, Inc.

Prepared on
February 9, 2023

Dcare, Inc.
Balance Sheet
As of December 31, 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022
ASSETS												
Current Assets												
Bank Accounts												
Checking - 3121 - 1	19,050.45	14,023.12	5,021.13	9,136.31	3,869.94	6,702.01	2,486.73	3,883.82	12,592.62	8,280.68	419.57	423.53
Total Bank Accounts	$ 19,050.45 $	14,023.12 $	5,021.13 $	9,136.31 $	3,869.94 $	6,702.01 $	2,486.73 $	3,883.82 $	12,592.62 $	8,280.68 $	419.57 $	423.53
Other Current Assets												
Undeposited Funds		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Assets	$ 0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00
Total Current Assets	$ 19,050.45 $	14,023.12 $	5,021.13 $	9,136.31 $	3,869.94 $	6,702.01 $	2,486.73 $	3,883.82 $	12,592.62 $	8,280.68 $	419.57 $	423.53
Fixed Assets												
Trademark	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00
Total Fixed Assets	$ 795.00 $	795.00 $	795.00 $	795.00 $	795.00 $	795.00 $	795.00 $	795.00 $	795.00 $	795.00 $	795.00 $	795.00
TOTAL ASSETS	$ 19,845.45 $	14,818.12 $	5,816.13 $	9,931.31 $	4,664.94 $	7,497.01 $	3,281.73 $	4,678.82 $	13,387.62 $	9,075.68 $	1,214.57 $	1,218.53
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Other Current Liabilities												
Due to Shareholders/Founders	302,620.11	306,420.87	314,365.69	339,299.15	342,932.61	362,366.07	372,792.53	391,778.53	424,428.53	424,428.53	425,428.53	448,028.53
Payable to Healthcare Vendors	490.90	1,237.73	2,729.85	3,531.86	4,861.94	5,876.69	6,736.75	7,103.14	7,700.83	8,135.66	9,048.89	10,588.70
Total Other Current Liabilities	$ 303,111.01 $	307,658.60 $	317,095.54 $	342,831.01 $	347,794.55 $	368,242.76 $	379,529.28 $	398,881.67 $	432,129.36 $	432,564.19 $	434,477.42 $	458,617.23
Total Current Liabilities	$ 303,111.01 $	307,658.60 $	317,095.54 $	342,831.01 $	347,794.55 $	368,242.76 $	379,529.28 $	398,881.67 $	432,129.36 $	432,564.19 $	434,477.42 $	458,617.23
Long-Term Liabilities												
Loan from Pinnacle	160,786.62	159,661.35	158,521.79	157,367.76	156,199.07	155,015.54	153,816.98	152,603.20	151,374.00	150,129.19	148,868.57	147,591.94
Debt Issuance Cost	-2,923.70	-2,888.05	-2,852.40	-2,816.75	-2,781.10	-2,745.45	-2,709.80	-2,674.15	-2,638.50	-2,602.85	-2,567.20	-2,531.55
Total Loan from Pinnacle	$ 157,862.92 $	156,773.30 $	155,669.39 $	154,551.01 $	153,417.97 $	152,270.09 $	151,107.18 $	149,929.05 $	148,735.50 $	147,526.34 $	146,301.37 $	145,060.39
Long-term loans from shareholders		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Loan from Sean Oneil	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00
Total Long-term loans from shareholders	$ 200,000.00 $	200,000.00 $	200,000.00 $	200,000.00 $	200,000.00 $	200,000.00 $	200,000.00 $	200,000.00 $	200,000.00 $	200,000.00 $	200,000.00 $	200,000.00
Total Long-Term Liabilities	$ 357,862.92 $	356,773.30 $	355,669.39 $	354,551.01 $	353,417.97 $	352,270.09 $	351,107.18 $	349,929.05 $	348,735.50 $	347,526.34 $	346,301.37 $	345,060.39
Total Liabilities	$ 660,973.93 $	664,431.90 $	672,764.93 $	697,382.02 $	701,212.52 $	720,512.85 $	730,636.46 $	748,810.72 $	780,864.86 $	780,090.53 $	780,778.79 $	803,677.62
Equity												
Opening balance equity	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23
Net Income	-18,648.25	-27,133.55	-44,468.57	-64,970.48	-74,067.35	-90,535.61	-104,874.50	-121,651.67	-144,997.01	-148,534.62	-157,083.99	-179,978.86
Total Equity	-$ 641,128.48 -$	649,613.78 -$	666,948.80 -$	687,450.71 -$	696,547.58 -$	713,015.84 -$	727,354.73 -$	744,131.90 -$	767,477.24 -$	771,014.85 -$	779,564.22 -$	802,459.09
TOTAL LIABILITIES AND EQUITY	$ 19,845.45 $	14,818.12 $	5,816.13 $	9,931.31 $	4,664.94 $	7,497.01 $	3,281.73 $	4,678.82 $	13,387.62 $	9,075.68 $	1,214.57 $	1,218.53

Dcare, Inc.
Profit and Loss
January - December 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
Income													
Services Income					0.00								0.00
Total Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	0.00
Gross Profit	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	0.00
Expenses													
Advertising & marketing													0.00
Marketing - Event Sponsorship									3,400.00				3,400.00
Website ads	699.62	447.07	539.20	253.60	1,818.90	1,175.47	1,435.57	114.93					6,484.36
Total Advertising & marketing	$ 699.62	$ 447.07	$ 539.20	$ 253.60	$ 1,818.90	$ 1,175.47	$ 1,435.57	$ 114.93	$ 3,400.00	$ 0.00	$ 0.00	$ 0.00	$ 9,884.36
General business expenses													0.00
Bank fees & service charges	85.95	178.95	229.95	135.95	100.95	45.95	177.95	122.95	315.95	103.95	117.95	76.84	1,693.29
Business licenses, fees, & permits	35.65	35.65	35.65	35.65	35.65	35.65	35.65	35.65	35.65	35.65	35.65	35.65	427.80
Continuing education / Trainings	999.00												999.00
Meals						300.00							300.00
Memberships & subscriptions				90.00	1,785.05	90.00	180.00	180.00	180.00	180.00	200.00	200.00	3,085.05
Total General business expenses	$ 1,120.60	$ 214.60	$ 265.60	$ 261.60	$ 1,921.65	$ 471.60	$ 393.60	$ 338.60	$ 531.60	$ 319.60	$ 353.60	$ 312.49	$ 6,505.14
Insurance													0.00
Business insurance						1,453.88	352.87	352.87	352.87	352.87	352.87	352.87	3,571.10
Total Insurance	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,453.88	$ 352.87	$ 352.87	$ 352.87	$ 352.87	$ 352.87	$ 352.87	$ 3,571.10
Interest paid	2,056.10	2,041.99	2,027.70	2,013.23	1,998.57	1,983.73	1,968.70	1,953.48	1,938.06	1,922.45	1,906.64	1,890.63	23,701.28
Legal & accounting services													0.00
Accounting fees						1,050.00	896.25	1,364.58		525.00			3,835.83
Total Legal & accounting services	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,050.00	$ 896.25	$ 1,364.58	$ 0.00	$ 525.00	$ 0.00	$ 0.00	$ 3,835.83
Office expenses													0.00
Software & apps	959.93	3,146.15	2,302.52	1,673.48	3,157.75	833.58	791.90	652.71	362.81	417.69	586.26	529.88	15,414.66
Total Office expenses	$ 959.93	$ 3,146.15	$ 2,302.52	$ 1,673.48	$ 3,157.75	$ 833.58	$ 791.90	$ 652.71	$ 362.81	$ 417.69	$ 586.26	$ 529.88	$ 15,414.66
R&D - Software and Business Development	13,812.00	2,635.49	12,200.00	16,300.00	200.00	9,500.00	8,500.00	12,000.00	16,760.00		5,350.00	19,809.00	117,066.49
Total Expenses	$ 18,648.25	$ 8,485.30	$ 17,335.02	$ 20,501.91	$ 9,096.87	$ 16,468.26	$ 14,338.89	$ 16,777.17	$ 23,345.34	$ 3,537.61	$ 8,549.37	$ 22,894.87	$ 179,978.86
Net Operating Income	-$ 18,648.25	-$ 8,485.30	-$ 17,335.02	-$ 20,501.91	-$ 9,096.87	-$ 16,468.26	-$ 14,338.89	-$ 16,777.17	-$ 23,345.34	-$ 3,537.61	-$ 8,549.37	-$ 22,894.87	-$ 179,978.86
Net Income	-$ 18,648.25	-$ 8,485.30	-$ 17,335.02	-$ 20,501.91	-$ 9,096.87	-$ 16,468.26	-$ 14,338.89	-$ 16,777.17	-$ 23,345.34	-$ 3,537.61	-$ 8,549.37	-$ 22,894.87	-$ 179,978.86

Dcare, Inc.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-179,978.86
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Due to Shareholders/Founders		-53,259.66
Payable to Healthcare Vendors		10,588.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**42,670.96**
Net cash provided by operating activities	**-$**	**222,649.82**
FINANCING ACTIVITIES		
Loan from Pinnacle		-14,305.84
Loan from Pinnacle:Debt Issuance Cost		427.80
Long-term loans from shareholders:Loan from Sean Oneil		200,000.00
Opening balance equity		0.00
Net cash provided by financing activities	**$**	**186,121.96**
Net cash increase for period	**-$**	**36,527.86**
Cash at beginning of period		36,951.39
Cash at end of period	**$**	**423.53**

Thursday, Feb 09, 2023 04:15:18 AM GMT-8

DCare Inc.

Notes to the Financial Statements

Accounting Policies

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The accounting policies followed by the company are outlined in this note to provide a better understanding of the basis on which the financial statements are prepared.

Revenue Recognition

Revenue is recognized when it is earned and realized or realizable. The company recognizes revenue from the sale of goods and services. Currently the company is operating solely as a "pass through" service that allows customers to pay healthcare vendors directly for healthcare services. Therefore, at this time the company is not realizing any revenue.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are reduced by an allowance for doubtful accounts, which reflects the best estimate of probable losses inherent in the accounts receivable balances.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Because the company offers a solely digital product, it currently does not maintain any inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Leases

The company has entered into leases for certain facilities and equipment. These leases are classified as either operating leases or finance leases in accordance with GAAP.

Income Taxes

The company follows the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Related Party Transactions

The company may enter into transactions with related parties, including its affiliates and officers and directors. Such transactions are conducted at arm's length and are disclosed in accordance with GAAP.

Contingencies

The company discloses any contingencies that are known or reasonably estimable and that could have a material impact on its financial position or results of operations.

Subsequent Events

The company evaluates events that occur subsequent to the balance sheet date but before the financial statements are issued. Disclosures are made when events that require recognition or disclosure in the financial statements have occurred.



Management Report

DiaspoCare
for the period ended 12/31/2020

Prepared by
inDinero, Inc.

Prepared on
July 11, 2022

Dcare, Inc.
Balance Sheet
As of December 31, 2020
UNAUDITED

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020
ASSETS												
Current Assets												
Bank Accounts												
Checking - 3121 - 1	31,386.07	17,008.83	49,093.83	24,201.99	16,803.77	8,959.90	1,145.84	1,054.28	1,173.13	28,632.45	7,205.90	2,018.86
Total Bank Accounts	$ 31,386.07	$ 17,008.83	$ 49,093.83	$ 24,201.99	$ 16,803.77	$ 8,959.90	$ 1,145.84	$ 1,054.28	$ 1,173.13	$ 28,632.45	$ 7,205.90	$ 2,018.86
Total Current Assets	$ 31,386.07	$ 17,008.83	$ 49,093.83	$ 24,201.99	$ 16,803.77	$ 8,959.90	$ 1,145.84	$ 1,054.28	$ 1,173.13	$ 28,632.45	$ 7,205.90	$ 2,018.86
Fixed Assets												
Trademark	295.00	295.00	295.00	725.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00
Total Fixed Assets	$ 295.00	$ 295.00	$ 295.00	$ 725.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00
TOTAL ASSETS	$ 31,681.07	$ 17,303.83	$ 49,388.83	$ 24,926.99	$ 17,598.77	$ 9,754.90	$ 1,940.84	$ 1,849.28	$ 1,968.13	$ 29,427.45	$ 8,000.90	$ 2,813.86
LIABILITIES AND EQUITY												
Liabilities												
Total Liabilities												
Equity												
Common stock	247,940.00	247,940.00	247,940.00	247,940.00	247,940.00	249,440.00	249,440.00	266,440.00	283,440.00	313,440.00	313,440.00	335,440.00
Retained Earnings	-194,933.14	-194,933.14	-194,933.14	-194,933.14	-194,933.14	-194,933.14	-194,933.14	-194,933.14	-194,933.14	-194,933.14	-194,933.14	-194,933.14
Net Income	-21,325.79	-35,703.03	-3,618.03	-28,079.87	-35,408.09	-44,751.96	-52,566.02	-69,657.58	-86,538.73	-89,079.41	-110,505.96	-137,693.00
Total Equity	$ 31,681.07	$ 17,303.83	$ 49,388.83	$ 24,926.99	$ 17,598.77	$ 9,754.90	$ 1,940.84	$ 1,849.28	$ 1,968.13	$ 29,427.45	$ 8,000.90	$ 2,813.86
TOTAL LIABILITIES AND EQUITY	$ 31,681.07	$ 17,303.83	$ 49,388.83	$ 24,926.99	$ 17,598.77	$ 9,754.90	$ 1,940.84	$ 1,849.28	$ 1,968.13	$ 29,427.45	$ 8,000.90	$ 2,813.86

Dcare, Inc.
Statement of Cash Flows
January - December 2020
UNAUDITED

		Total
OPERATING ACTIVITIES		
Net Income		-137,693.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	-$	137,693.00
INVESTING ACTIVITIES		
Trademark		-500.00
Net cash provided by investing activities	-$	500.00
FINANCING ACTIVITIES		
Common stock		87,500.00
Net cash provided by financing activities	$	87,500.00
Net cash increase for period	-$	50,693.00
Cash at beginning of period		52,711.86
Cash at end of period	$	2,018.86

Monday, Jul 11, 2022 07:53:46 PM GMT-7

Dcare, Inc.
Profit and Loss
January - December 2020
UNAUDITED

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020	Total
Income													
Refunds							-400.00					-6,000.00	-6,400.00
Services Income				234.20	20,117.18	13,219.01	746.58	309.54	389.55	20,529.13	129.19	6,108.09	61,782.47
Total Income	$ 0.00	$ 0.00	$ 0.00	$ 234.20	$20,117.18	$13,219.01	$ 346.58	$ 309.54	$ 389.55	$20,529.13	$ 129.19	$ 108.09	$ 55,382.47
Gross Profit	$ 0.00	$ 0.00	$ 0.00	$ 234.20	$20,117.18	$13,219.01	$ 346.58	$ 309.54	$ 389.55	$20,529.13	$ 129.19	$ 108.09	$ 55,382.47
Expenses													
Advertising & marketing													0.00
Website ads					2,195.00		4,782.00						6,977.00
Total Advertising & marketing	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,195.00	$ 0.00	$ 4,782.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 6,977.00
Contract labor													0.00
Contractor-International	8,615.00	1,007.00	12,515.00	3,600.00	4,000.00	5,500.00	7,000.00	7,250.00	3,500.00	9,900.00	7,900.00	14,000.00	84,787.00
Total Contract labor	$ 8,615.00	$ 1,007.00	$ 12,515.00	$ 3,600.00	$ 4,000.00	$ 5,500.00	$ 7,000.00	$ 7,250.00	$ 3,500.00	$ 9,900.00	$ 7,900.00	$14,000.00	$ 84,787.00
Contributions to charities / Donations		250.00							500.00				750.00
General business expenses													0.00
Bank fees & service charges	56.00	175.99		201.95	272.20	115.95	205.95	223.95	135.95	174.46	165.95	115.95	1,844.30
Business licenses, fees, & permits				45.00									45.00
Continuing education		299.99											299.99
Total General business expenses	$ 56.00	$ 475.98	$ 0.00	$ 246.95	$ 272.20	$ 115.95	$ 205.95	$ 223.95	$ 135.95	$ 174.46	$ 165.95	$ 115.95	$ 2,189.29
Insurance													0.00
Business insurance	144.26	144.26		812.13	151.90	151.90	151.90	151.90	151.90	151.90	151.90	151.90	2,315.85
Total Insurance	$ 144.26	$ 144.26	$ 0.00	$ 812.13	$ 151.90	$ 151.90	$ 151.90	$ 151.90	$ 151.90	$ 151.90	$ 151.90	$ 151.90	$ 2,315.85
Meals													0.00
Travel meals											5.29		5.29
Total Meals	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 5.29	$ 0.00	$ 5.29
Office expenses													0.00
Shipping & postage	10.53												10.53
Software & apps				861.96	826.30	795.03	802.79	775.25	772.85	2,843.45	3,392.60	3,027.28	14,037.51
Total Office expenses	$ 10.53	$ 0.00	$ 0.00	$ 861.96	$ 826.30	$ 795.03	$ 802.79	$ 775.25	$ 772.85	$ 2,843.45	$ 3,332.60	$ 3,027.28	$ 14,048.04
Software Development / IT Support	12,500.00	12,500.00	-44,600.00	19,175.00	20,000.00	16,000.00	-4,782.00	9,000.00	12,210.00	10,000.00	10,000.00	10,000.00	82,003.00
Total Expenses	$ 21,325.79	$ 14,377.24	-$32,085.00	$ 24,696.04	$27,445.40	$22,562.88	$ 8,160.64	$ 17,401.10	$ 17,270.70	$23,069.81	$21,555.74	$27,295.13	#########
Net Operating Income	-$ 21,325.79	-$14,377.24	$ 32,085.00	-$ 24,461.84	-$ 7,328.22	-$ 9,343.87	-$7,814.06	-$ 17,091.56	-$ 16,881.15	-$ 2,540.68	#########	#########	#########
Net Income	-$ 21,325.79	-$14,377.24	$ 32,085.00	-$ 24,461.84	-$ 7,328.22	-$ 9,343.87	-$7,814.06	-$ 17,091.56	-$ 16,881.15	-$ 2,540.68	#########	#########	#########

Monday, Jul 11, 2022 07:52:44 PM GMT-7 - Cash Basis



Management Report

DiaspoCare
for the period ended 12/31/2021

Prepared by
inDinero, Inc.

Prepared on
July 11, 2022

Dcare, Inc.
Balance Sheet
As of December 31, 2021
UNAUDITED

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021
ASSETS												
Current Assets												
Bank Accounts												
Checking - 3121 - 1	7,868.76	115.67	8,863.37	6,844.90	1,543.80	1,116.34	5,653.65	3,198.18	80.05	67,208.69	49,454.18	36,951.39
Total Bank Accounts	$ 7,868.76	$ 115.67	$ 8,863.37	$ 6,844.90	$ 1,543.80	$ 1,116.34	$ 5,653.65	$ 3,198.18	$ 80.05	$ 67,208.69	$ 49,454.18	$ 36,951.39
Total Current Assets	$ 7,868.76	$ 115.67	$ 8,863.37	$ 6,844.90	$ 1,543.80	$ 1,116.34	$ 5,653.65	$ 3,198.18	$ 80.05	$ 67,208.69	$ 49,454.18	$ 36,951.39
Fixed Assets												
Trademark	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00
Total Fixed Assets	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00
TOTAL ASSETS	$ 8,663.76	$ 910.67	$ 9,658.37	$ 7,639.90	$ 2,338.80	$ 1,911.34	$ 6,448.65	$ 3,993.18	$ 875.05	$ 68,003.69	$ 50,249.18	$ 37,746.39
LIABILITIES AND EQUITY												
Liabilities												
Long-Term Liabilities												
Loan from Pinnacle		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	162,995.00	162,995.00	161,054.58
Debt Issuance Cost		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-2,995.00	-2,995.00	-2,959.35
Total Loan from Pinnacle	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 160,000.00	$ 160,000.00	$ 158,095.23
Total Long-Term Liabilities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 160,000.00	$ 160,000.00	$ 158,095.23
Total Liabilities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 160,000.00	$ 160,000.00	$ 158,095.23
Equity												
Additional paid in capital		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	403,822.00
Common stock	351,440.00	369,690.00	401,755.00	425,755.00	441,755.00	486,755.00	490,005.00	496,055.00	502,555.00	502,555.00	502,555.00	100,000.00
Retained Earnings	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14
Treasury stock		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-2,533.81	-2,533.81
Net Income	-10,150.10	-36,153.19	-59,470.49	-85,488.96	-106,790.06	-132,217.52	-150,930.21	-159,435.68	-169,053.81	-261,925.17	-277,145.87	-289,010.89
Total Equity	$ 8,663.76	$ 910.67	$ 9,658.37	$ 7,639.90	$ 2,338.80	$ 1,911.34	$ 6,448.65	$ 3,993.18	$ 875.05	-$ 91,996.31	-$ 109,750.82	-$ 120,348.84
TOTAL LIABILITIES AND EQUITY	$ 8,663.76	$ 910.67	$ 9,658.37	$ 7,639.90	$ 2,338.80	$ 1,911.34	$ 6,448.65	$ 3,993.18	$ 875.05	$ 68,003.69	$ 50,249.18	$ 37,746.39

Dcare, Inc.
Statement of Cash Flows
January - December 2021
UNAUDITED

	Total
OPERATING ACTIVITIES	
Net Income	-289,010.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	-$ 289,010.89
FINANCING ACTIVITIES	
Loan from Pinnacle	161,054.58
Loan from Pinnacle:Debt Issuance Cost	-2,959.35
Additional paid in capital	403,822.00
Common stock	-235,440.00
Treasury stock	-2,533.81
Net cash provided by financing activities	$ 323,943.42
Net cash increase for period	$ 34,932.53
Cash at beginning of period	2,018.86
Cash at end of period	$ 36,951.39

Monday, Jul 11, 2022 07:53:56 PM GMT-7

Dcare, Inc.
Profit and Loss
January - December 2021
UNAUDITED

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
Income													
Refunds								-185.95		-4,000.00			-4,185.95
Services income	10,273.52	241.15	114.07	218.45	1,114.21	64.40	5,241.73	5,510.69	66.89	4,631.30		1,439.90	28,916.31
Total Income	$ 10,273.52 $	241.15 $	114.07 $	210.45 $	1,114.21 $	64.40 $	5,241.73 $	5,344.74 $	66.89 $	631.30 $	0.00 $	1,439.90 $	24,750.36
Cost of Goods Sold													
Cost of goods sold													0.00
Supplies & materials - COGS										9,500.00		10,350.00	19,850.00
Total Cost of goods sold	$ 0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	9,500.00 $	10,350.00 $	19,850.00
Total Cost of Goods Sold	$ 0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	9,500.00 $	10,350.00 $	19,850.00
Gross Profit	$ 10,273.52 $	241.15 $	114.07 $	210.45 $	1,114.21 $	64.40 $	5,241.73 $	5,344.74 $	66.89 $	631.30 -$	9,500.00 -$	8,910.10 $	4,900.30
Expenses													
Advertising & marketing													0.00
Website ads		2,650.00										386.52	3,036.52
Total Advertising & marketing	$ 0.00 $	2,650.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	386.52 $	3,036.52
Contract labor													0.00
Contractor-international	3,000.00	7,750.00	7,000.00	12,465.00	8,700.00	12,300.00	10,757.00	6,932.69	6,458.00	89,071.23	4,528.00	1,100.00	172,061.92
Total Contract labor	$ 3,000.00 $	7,750.00 $	7,000.00 $	12,465.00 $	8,700.00 $	12,300.00 $	10,757.00 $	6,932.69 $	6,458.00 $	89,071.23 $	4,528.00 $	1,100.00 $	172,061.92
Contributions to charities / Donations								1,500.00					1,500.00
General business expenses													0.00
Bank fees & service charges	165.95	188.95	216.95	135.95	137.95	135.95	225.95	300.00	195.95	105.95	115.95	115.95	2,041.45
Business licenses, fees, & permits												35.85	35.85
Continuing education		299.99											299.99
Total General business expenses	$ 165.95 $	488.94 $	216.95 $	135.95 $	137.95 $	135.95 $	225.95 $	300.00 $	195.95 $	105.95 $	115.95 $	151.80 $	2,377.69
Insurance													0.00
Business insurance	151.90	151.90	1,553.96										1,857.76
Total Insurance	$ 151.90 $	151.90 $	1,553.96 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	0.00 $	1,857.76
Interest paid										69.00		1,226.84	1,295.84
Office expenses													0.00
Software & apps	1,836.77	3,203.40	2,660.46	1,635.97	1,577.36	1,055.91	971.47	5,117.52	1,031.07	4,258.48	1,076.75	89.96	24,313.12
Total Office expenses	$ 1,836.77 $	3,203.40 $	2,660.46 $	1,635.97 $	1,577.36 $	1,055.91 $	971.47 $	5,117.52 $	1,031.07 $	4,258.48 $	1,076.75 $	89.96 $	24,313.12
Software Development / IT Support	15,469.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00						87,469.00
Total Expenses	$ 20,423.62 $	26,244.24 $	23,431.37 $	26,236.92 $	22,416.31 $	25,491.86 $	23,954.42 $	13,858.21 $	8,685.02 $	93,502.66 $	5,720.70 $	2,954.92 $	293,911.25
Net Operating Income	-$ 10,150.10 -$	26,003.09 -$	23,317.30 -$	26,018.47 -$	21,301.10 -$	25,427.46 -$	18,712.69 -$	8,585.47 -$	9,618.13 -$	92,871.36 -$	15,220.70 -$	11,955.82 -$	289,010.89
Net Income	-$ 10,150.10 -$	26,003.09 -$	23,317.30 -$	26,018.47 -$	21,301.10 -$	25,427.46 -$	18,712.69 -$	8,585.47 -$	9,618.13 -$	92,871.36 -$	15,220.70 -$	11,955.82 -$	289,010.89

Monday, Jul 11, 2022 07:52:33 PM GMT-7 - Cash Basis

Exhibit B

Offering Page

DiaspoCare



DiaspoCare provides a technology platform for financial transactions that allows members of the African Diaspora to manage the health and well being of their loved ones back home, with quality, transparency and affordability. The platform drives a double-sided network effect by bringing service providers and consumers into a cost-efficient marketplace, tailor made for the complexities of healthcare, international exchange and mobile money.



Progress: 560 %

Funding Raised

$56,000

Funding Goal

$10,000-$124,000

Days Remaining

Closed

Company Website | SAVE DEAL ●

Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Business Description

Starting with pharmacies, the DiaspoCare fintech platform now services a broad range of both healthcare and other services, such as life insurance. Onboarding of new service providers and new service offerings has accelerated in 2022, showing the extensibility and flexibility of the platform. As of May 2022, DiaspoCare now connects the Diaspora with pharmacies, clinics, hospitals, medical specialists, telemedicine, second opinion, health insurance, life insurance, and funeral insurance. The business model is two-sided, with commissions and fees being collected on either the service provider side or the consumer side. Furthermore, because of the international currency exchange nature of their financial products, there is additional revenue generated for DiaspoCare as a result of the exchange. Wrapping together their entire portfolio is their Care Management and Concierge services, an additional revenue source, with provides further peace of mind through "high touch" coordination of services for the loved ones that the Diaspora are caring for back home. The short term business plan of DiaspoCare is to continue to accelerate the growth of their user base, both on the service provider side and the consumer side through expansion of their marketing efforts and direct outreach. This business plan expands over time to include more countries in Africa, Asia and Latin America, and more products and services for any of the needs of the world's diaspora and migrant communities.



Problem

The founders of DiaspoCare created their platform in 2018 to solve the problems they faced taking care of their loved ones

Security Type:

SAFE

Discount Rate

80%

Post Money Valuation:

N/A – SAFE

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

July 31, 2023

Minimum Investment Amount:

$1,000

Target Offering Range:

$10,000-$124,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Problem

The founders of DiaspoCare created their platform in 2018 to solve the problems they faced taking care of their loved ones back home. All too often, funds sent to family members to pay for their medical expenses were not used for their intended purpose. Funds might be diverted to other pressing obligations, or spent on sub-standard care, and their health suffers as a result. Transfer fees eat up a large portion of the remittance and the complexities of sending money encourages sending large sums, hoping that the money would go a long way. But this only further intensifies the problem of diverted funds.

PROBLEM

For immigrants, arranging healthcare from afar for loved whose life depends on you can be very stressful





db DiaspoCare   2

Solution

The DiaspoCare founders created a fintech platform where they could provide micropayments directly from the Diaspora to the healthcare service providers, insuring that remitted funds were spent as intended. This gives complete transparency and control, while saving considerably on fees and time delays. The DiaspoCre fintech platform is fully integrated with the latest mobile money systems very common in Africa, meaning that from the smallest to the largest, healthcare service providers can use the financial tools they are comfortable with. As a solution created by the African Diaspora, for the African Diaspora, it also provides "shared funding" wallets that emulate how large family groups have traditionally pooled their funds for shared benefit. Originally built for pharmacies and clinics, the DiaspoCare fintech platform has proven its flexibility by quickly expanding into many aspects of caring for family members remotely. It now provides a marketplace where the Diaspora can get telemedicine, expert second healthcare opinion, purchase life insurance and other forms of insurance.

SOLUTION

Now they can offer better healthcare to more relatives conveniently and cheaper from their mobile phone





db DiaspoCare

Business Model

The business model is two-sided, with commissions and fees being collected on either the service provider side or the consumer side. This is similar to other "Fintech" platforms (like Uber or VRBO) where buyers can advertise their services and sellers can purchase those services directly. Furthermore, because of the international currency exchange nature of their financial products, there is additional revenue generated for DiaspoCare as a result of the exchange. Wrapping together their entire portfolio is their Care Coordination and Concierge services, an additional revenue source, with provides further peace of mind through "high touch" coordination of services for the loved ones that the Diaspora are caring for back home. The short term business plan of DiaspoCare s to continue to accelerate the growth of their user base, both on the service provider side and the consumer side through expansion of their marketing efforts and direct outreach. The DiaspoCare business is focused on an underserved and untapped market in the African Diaspora living abroad, but is also in high demand in-country and in-region, wherever workers migrate away from their families. This business plan expands over time to include more countries in Africa, Asia and Latin America, and more products and services for any of the needs of the world's diaspora and migrant communities.

BUSINESS MODEL

TRANSACTION FEES
OPTIONAL SUBSCRIPTION FEES FOR VALUE ADDED SERVICES

TRANSACTION FEES		MONTHLY SUBSCRIPTIONS (USERS)
5% /Transaction (Users)	$1.00/Transaction (Vendors)	$10/Month
40K TRANSACTIONS	40K TRANSACTIONS	8K SUBSCRIBERS

$50: Average Monthly Transaction   **$20**: CAC   **$480**: Customer LTV

YEAR 1 REVENUE PROJECTIONS: $2.6M

 DiaspoCare

Traction & Customers

The DiaspoCare fintech platform has been in full public operation since May, 2021. After incorporating in May 2018, DiaspoCare began development of our technology platform, which went into limited pilot operations the following year as we continued to test, refine and enhance our offering. For the following two years, DiaspoCare expanded into three countries: Kenya, Ghana and Nigeria. Our service provider network has expanded to over 600 pharmacies and 230 clinics and hospital systems. Because our technology platform allows for quick onboarding of new service offerings, we now offer access to telemedicine, second medical opinion, health insurance and life insurance, in addition to our initial capabilities for pharmacy and clinic services. In the first four months of 2022, DiaspoCare's operations have accelerated significantly. Transaction counts increased 60%, user accounts grew 50%, beneficiaries on the platform increased 70%, pharmacies increased 20% and clinics have over tripled in number. This rapid acceleration in traction demonstrates the maturity of the DiaspoCare technology platform. New service providers are quickly added to the platform with minimal overhead. As a leading indicator of the excitement of our service delivery partners, DiaspoCare now has seven co-branding / co-marketing MOUs (Memo of Understanding) signed across the healthcare delivery ecosystem. These partnerships are exceptionally valuable, as they bring outside funding for DiaspoCare marketing.

TRACTION

	Total 2021	YTD	Total	Forecast (1 year)
# Healthcare Facilities	545	1465	2,010	>1,300
#Users	493	415	908	>40,000
#Beneficiaries	303	318	621	>80,000
#Transactions	276	229	505	>500,000
Revenues	$2590	$7251	$9,841	$2.4M

DiaspoCare

Investors

The DiaspoCare founders have directly funded the development of the fintech platform and the creation of local operations teams in Kenya, Ghana and Nigeria. Building the platform has required many iterations, as the team tested their product in the real world, adjusted and adapted to fit a challenging market. This has required significant investment over the last four years, including technology and business development as well as operations expenses during that period. These investments have allowed DiaspoCare to integrate with major banking and mobile payment companies in Kenya, Nigeria and Ghana. This has required significant technology development investment for both the DiaspoCare operations platform and mobile apps.

Investors

The DiaspoCare founders have directly funded the development of the fintech platform and the creation of local operations teams in Kenya, Ghana and Nigeria. Building the platform has required many iterations, as the team tested their product in the real world, adjusted and adapted to fit a challenging market. This has required significant investment over the last four years, including technology and business development as well as operations expenses during that period. These investments have allowed DiaspoCare to integrate with major banking and mobile payment companies in Kenya, Nigeria and Ghana. This has required significant technology development investment for both the DiaspoCare operations platform and mobile apps.

Terms

This is an offering of a SAFE, under registration exemption 4(a)(6), in DCare Inc. with a discount rate of 80%. This offering must raise at least $10,000 by July 31st, 2023 at 11:59 pm ET. If this offering doesn't reach its target, then your money will be refunded. DCare Inc. may raise up to $124,000, the offering's maximum.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market Projection

The target market for the initial launch of DiaspoCare focuses on healthcare remittances in Kenya, Nigeria and Ghana. In these three countries alone, 20 million African migrants send $7.2l healthcare remittances. DiaspoCare's initial focus is on the management of chronic disease. With the average spend of $50 per transaction, our target net revenue for chronic disease maintenance is $75m.



MARKET

$137B — Healthcare remittances to Developing Countries worldwide 198 million senders (IOM UN, 2020)

$7.2B — 20 Million African migrants send healthcare funds 320,000 pharmacies & clinics in Sub-Saharan Africa (UNDP)

$250M — 1.8 million immigrants from Kenya, Nigeria and Ghana Average spent $50/transaction on chronic diseases **Our target net revenues: $75 Million**

Competition

DiaspoCare provides services in an ecosystem with well established, niche players that provide aspects of the DiaspoCare solution. For example, Moneygram and Western Union are remitt companies, Fleri and My Dawa are healthcare coordination companies, Miesha Meds provides pharmacy services and Jubilee offers insurance. But no company exists that offers an extens flexible fintech platform for any accredited healthcare service providers to sell their services directly to the Diaspora. Our two-sided business model is also unique, which allows us to sprea costs and capture revenue from both service providers and consumers. Rather than compete on point solutions, the DiaspoCare platform approach turns competitors into business partne driving down costs across the ecosystem and connecting previously disconnected consumers with service providers.





Serge Alain **Wandji**
Chief Executive Officer – Cofounder
Background

Serge is a co-founder, President and CEO of DiaspoCare, LLC, a startup in healthcare delivery and digital payments. Serge was recently vice president of strategy, business development and innovation at Children's Hospitals and Clinics of Minnesota. Prior to that, Serge was senior intellectual asset manager at Cargill, senior intellectual property associate for Colgate Palmolive Company, assistant director of technology development and assistant professor in the department of pharmacology at Penn State College of Medicine, where he co-founded Verefi Technology, a startup that developed surgical simulators. Serge-Alain was a co-founder and COO of NextPakk, a last-mile package delivery service secured with blockchain technology and is currently Chair of the board of Agricyle Global and a member of the steering committee of ScaleHealth. Bachelor's degree in animal science, Master's degree in neurophysiology and PhD in physiology from Laval University, Quebec. Post-doctoral fellow in bio-medical sciences at Cornell University and Master's degree in technology management from the University of Pennsylvania Wharton School of Business and School of Engineering.



Jote Taddese
Chief Operations Officer, Chief Information Officer
Background

Jote brings over 20-Years of experience as a customer-centric IT executive with proven outcomes of influencing, shaping and executing enterprise strategies that take data and translate into meaningful digital transformations which enable C-Suite business executives to incorporate new insights into their decision-making processes. He is a proven industry thought leader with many years in senior leadership roles with strategic accountabilities in the areas of Data Monetization, Enterprise Data Architecture and Digital Transformation capabilities. In addition to being a C-Suite strategic advisor, a board executive and a social entrepreneur, Jote is also a connector of individual strengths to make dreams come true by approaching every interaction as an opportunity to inspire others and look for what is possible versus focusing on the problem. He is a Lifetime-Learner, a Coach and a Mentor focused on fostering a culture of curiosity to inspire entrepreneurial spirit, innovation and co-creation in order to deliver meaningful business value in global and matrixed organizations.



Dr. Edwin Bokongo
Chief Medical Officer
Background

Dr. Bokongo the the Medical Director and Lead Hospitalist at St. Francis Regional Medical Center in Shakopee, Minnesota, where he has practiced since 2007. Dr. Bokongo's compassionate and innovative approach to healthcare has been recognized by his patients, fellow clinicians and his peers. He was elected president of the Twin Cities Medical Society in 2013. He was further recognized by the Minnesota Medical Association, where he has served on the Board of Directors, as Secretary and Treasurer, and currently as Chairman of the Board. Dr. Bokongo's has been serving the healthcare needs of his community since he first began his career at the University of Nairobi, Kenya. As an innovative entrepreneur, he combines his day-to-day experience helping patients with his business insights derived from his industry leadership positions to provide unique insight to the healthcare startup community.



Sean O'Neil
Chief Technical Officer
Background

25 years experience in healthcare technology, having designed, built and implemented some of the largest and most complex healthcare systems in the world. Sean's deep experience in managed healthcare ranges from technology to the clinic and extends to business strategy. He currently leads the Artificial Intelligence solutions team at Optum Health. An expert in scaling systems, Sean is known for his role in rescuing the Healthcare.gov website from it's original, troubled launch and stabilizing it to enable 20+ million Americans to gain access to health insurance. Other large systems of note include his work on the 100,000 Genome project in the UK and the design and implementation of the National Genomics Information System for NHS England – the world's first end-to-end genomic test ordering service implemented at the point of care for an entire country. Sean's experience with healthcare in Africa dates back to 2012, where he opened his first pharmacies in Ivory Coast. Utilizing extremely cheap Raspberry Pi mini-computers (less than $100 USD), Sean was able to bring digital healthcare management to remote areas of Africa.



Mike Essien
Chief Legal Counsel
Background

Mike Essien is an intellectual property and business attorney and a Principal at Essien Law Office PLLC. Prior to becoming a lawyer, he worked as a product development engineer at 3M, and is named inventor on two U.S. patents. His bachelor's in chemical engineering is form University of Oklahoma in Norman, Oklahoma and his Juris Doctorate is from Mitchell Hamline College of Law in Saint Paul, Minnesota. He is currently the Board President of Books For Africa, and also serves as board president for the Association of Nigerian Engineers in Minnesota. Mike also does consulting on research and development for several international institutes and is an Assistant Professor of Business Law at University of Wisconsin, Stout.



Mike Connly
Board of Advisors
Background

After joining UnitedHealth Group in early 2004, Mike was named Chief Information Officer of UnitedHealth Technologies (UHT). In July 2008, Mike assumed the role of Chief Technology Officer, UnitedHealth Group IT. Over several years in this role, he held responsibilities for enterprise infrastructure, enterprise architecture, software engineering methods, quality, information security, UnitedHealth Group's India and Philippines operations, and the Innovation, Research and Development team. In late 2013, Mike joined the Optum business at UnitedHealth Group and led the Optum infrastructure team that helped stabilize the healthcare.gov website. This work continued until Mike was named CIO of Optum in 2015. He retired from UnitedHeath Group in late 2019. He joined the Board of HealthEast in 2013, was appointed chair in 2017, and led the Board through the merger with Fairview Heath Services. Mike currently serves on the Fairview Board. Previously, he was a member of the Board of Common Bond Committees, and was chair of the Minnesota High Technology Association.



Darren Klum
Board of Advisors
Background

Daren Klum is a high-tech executive, cyber security visionary, and hardware / software technologist. Daren is currently the CEO of Secured2 Corporation a Microsoft, Google & AWS partner that has developed the world's first quantum-safe data security solution and a new method of data compression. Prior to Secured2 Daren founded venture-backed LiquidCool Solutions an innovator of high performance computing solutions that utilizes his patented liquid submersion cooling technology with directed flow. Daren's corporate career spans over 20 years in various roles from product development, market development & business development for companies like Digital River, Sprint, TW Telecom and Gartner. Daren holds over 42 patents and is constantly striving to solve large market problems with his inventions. Daren is also very active in the local startup community from advising, investing and as a member of the advisory counsel for Brightstone Venture Capital.

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Legal Company Name

DCare Inc

Location

**2147 University Ave West
Ste 105
St Paul, Minnesota 55114**

Number of Employees

6

Incorporation Type

C-Corp

State of Incorporation

Minnesota

Date Founded

November 29, 2021

Exhibit C

Subscription Agreement

DCare, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase SAFE of DCare, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Securities: **SAFE**
Aggregate Subscription Price: **$**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

DISCOUNT ONLY

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

DCARE, INC

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the **Investor** of the **Purchase Amount** on or about the date indicated in the acceptance page of this agreement, DCare, Inc., a Minnesota corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Safe is one of the forms available at http://ycombinator.com/documents and the Company and the Investor agree that neither one has modified the form, except to fill in blanks and bracketed terms.
The "**Discount Rate**" is **[*80%*]**.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in

the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act or a non-accredited investor investing within their investment limits as described in Regulation Crowdfunding. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however,* that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further,* that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

DCare, Inc.

By:

Authorized Signing Officer

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **DCare, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number